EXHIBIT 12.1

DiamondRock Hospitality Company
Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratio amounts)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income (Loss) from Continuing Operations Before Income Taxes	$102,084	$127,195	$97,205	$169,013	$22,715
Fixed Charges	40,368	44,493	56,096	62,715	62,850
Amortization of Capitalized Interest	28	42	55	70	70
Capitalized Interest	—	—	—	(914)	(1,516)
Earnings	$142,480	$171,730	$153,356	$230,884	$84,119

Fixed Charges:
Interest Expense and Amortization of Deferred Financing Costs	$38,481	$41,735	$52,684	$58,278	$57,279
Portion of Rent Related to Interest	1,887	2,758	3,412	3,523	4,055
Capitalized Interest	—	—	—	914	1,516
Fixed Charges	40,368	44,493	56,096	62,715	62,850
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$40,368	$44,493	$56,096	$62,715	$62,850
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.53	3.86	2.73	3.68	1.34
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$—	$—	$—	$—	$—